Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer

Brookfield Residential Properties Inc. (“Brookfield Residential”)

4906 Richard Road S.W.

Calgary, Alberta

T3E 6L1

2.	Date of Material Change

June 15, 2011

3.	News Release

A news release was issued by Brookfield Residential on June 15, 2011 and filed on SEDAR. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

On June 15, 2011, Brookfield Residential announced the completion of Brookfield Office Properties Inc.’s (“Brookfield Office Properties”) rights offering, which enabled shareholders of Brookfield Office Properties to purchase shares of Brookfield Residential at a price of US$10 per share. 18,174,728 shares of Brookfield Residential were purchased by shareholders other than Brookfield Asset Management Inc. (“Brookfield Asset Management”) in the rights offering for total consideration of approximately US$182 million. This represented 72% of the shares available for purchase by shareholders other than Brookfield Asset Management in the rights offering.

Brookfield Asset Management purchased a total of 33,325,272 shares of Brookfield Residential in connection with the rights offering, representing its pro rata share, together with all shares of Brookfield Residential not otherwise subscribed for in the rights offering pursuant to a standby commitment. Upon completion of the rights offering, Brookfield Asset Management owned 74.5 million shares of Brookfield Residential, or approximately 73.5%.

5.	Full Description of Material Change

A full description of the material change is set forth in Schedule A.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact:

Craig Laurie

Executive Vice President and Chief Financial Officer of Brookfield Residential

Tel.: 212-417-7040

9.	Date of Material Change Report

June 16, 2011

SCHEDULE A

Brookfield Residential Properties Inc.

News Release

BROOKFIELD RESIDENTIAL REPORTS COMPLETION OF RIGHTS OFFERING

Calgary, Alberta, June 15, 2011 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”) today announced the completion of Brookfield Office Properties Inc.’s rights offering, which enabled shareholders of Brookfield Office Properties to purchase shares of Brookfield Residential at a price of US $10 per share. 18,174,728 shares of Brookfield Residential were purchased by shareholders other than Brookfield Asset Management Inc. (“Brookfield”) in the rights offering for total consideration of approximately US$182 million. This represented 72% of the shares available for purchase by shareholders other than Brookfield in the rights offering.

Brookfield purchased a total of 33,325,272 shares of Brookfield Residential in connection with the rights offering, representing its pro rata share, together with all shares of Brookfield Residential not otherwise subscribed for in the rights offering pursuant to a standby commitment.

Upon completion of the rights offering, Brookfield owned 74.5 million shares of Brookfield Residential, or approximately 73.5%.

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Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders. The company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Certain statements in this press release that are not historical facts, including those statements preceded by, followed by, or that include the words “believe,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labor or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favourable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the security regulations in Canada and the United States, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.